Exhibit (a)(1)(G)
Employee Name
Address
City, State
Country
Employee Name,
Analog Devices is pleased to offer you the opportunity to participate in our Stock Option Exchange Program, which allows you the chance to exchange your eligible stock option grants for a smaller number of new options or, in some instances, cash. The decision to participate is solely up to you, as the Stock Option Exchange Program is completely voluntary.
If you would like to take advantage of this opportunity, you must complete and submit an online election form before 12:00 midnight New York City time, Friday, September 25, 2009.
On Friday, August 28, 2009, an email was sent to your ADI email address from me providing you with instructions on how to access the Stock Option Exchange Program website, www.corp-action.net/analogdevices. This website, hosted by BNY Mellon Investor Services specifically for Analog Devices employees, provides you with an online election form; lists your eligible stock option grants and their corresponding exchange ratios; and provides reference materials and a model/decision tool to help you determine whether participation in this Stock Option Exchange Program is right for you.
In order to access the website and make your election, you will need to enter a unique PIN number.
Your PIN number is: XXXXXXXXX
We want to ensure you have all the information and tools you need to make your decisions. As such, we are providing you with the enclosed decision and participation guide which includes your Summary of Eligible Outstanding Stock Options and Exchange Details. This contains the information you need to get started in making your selections — even if you can no longer access the announcement sent to your ADI email account on Friday, August 28th. We encourage you to carefully review this information, as well as the additional materials on the Stock Option Exchange Program website, www.corp-action.net/analogdevices, before deciding whether you want to take advantage of this opportunity.
{If an employee in the Philippines, N-grade employee in Limerick, or in Wilmington: If you do not have your own personal computer for accessing your information on the website, there will be kiosks designated for your use. Please contact your local HR representative who can assist you in accessing it.}
Regards,
Bill Matson
Vice President
Worldwide Human Resources

Analog Devices Stock Option Exchange Program
Decision and Participation Guide
Should I participate? Making your decision . . .
Whether or not to participate in the Stock Option Exchange Program is an individual decision for every eligible employee to make. To help you make an informed decision, we have provided a list of your # eligible stock option grants (“grants”) on the “Summary of Eligible Outstanding Stock Options and Exchange Details” (“Summary”) on the last page of this document. This information can also be found on the Stock Option Exchange Program website: www.corp-action.net/analogdevices. You may elect to participate in the program on a grant-by-grant basis, meaning you may choose to exchange some or all of your eligible grants.
The Summary lists each of your eligible grants in its own table. The table is comprised of a top (yellow) row, which provides you with details about your original grant and a lower (green) row, which provides you with details about what you will receive, if you elect to exchange that grant. Each grant is made up of a certain number of stock options. If you choose to exchange a grant, all stock options from that grant must be exchanged. A grant cannot be partially exchanged. To determine how many stock options are in a specific grant, reference column F in your enclosed Summary. Please be sure you pay particular attention to the following information in your Summary:
Exchange Ratios
Each grant has been assigned an exchange ratio (column E of your enclosed Summary). The exchange ratio was established using a commonly accepted stock option valuation model. Each exchange ratio was set based on a market price of ADI stock prior to the start of the exchange offer and, at that point in time, resulted in a value of the new stock option grant that was approximately equal to the value of the stock option grant that you are considering for exchange. We cannot precisely predict what ADI’s closing stock price will be on the date when the price for the new grants will be established; therefore, we must make reasonable assumptions about the eventual final grant price when setting the exchange ratios. These ratios have been conservatively set with a goal of making this exchange offer as cost-neutral to ADI as possible — as stated to our shareholders when we proposed the Exchange Program. To account for possible adverse movement of ADI’s stock price prior to the actual grant of the new stock options, the exchange ratios represent a discount to fair value as of the August 28, 2009 start of the Exchange Program. The exchange ratio for each grant, which will not change, is used to calculate the number of new stock options or cash you will receive if you decide to exchange any of your grants (see column F). Because the exchange ratios are fixed and do not change, the value of your old and new grants may not be equal once this exchange offer closes on September 25th as the final grant price will be set on September 28th and may differ from the market price prior to the start of the exchange offer. A description of how the exchange ratios were determined is described in questions 11 & 12 in the Stock Option Exchange Program Employee Q&A. This Q&A can be found on the Stock Option Exchange Program website: www.corp-action.net/analogdevices and on Signals: http://signals.corpnt.analog.com/stockoptionexchangeprogram.
Exchange for Cash/Exchange for New Grant
If you decide to exchange a grant and the exchange results in less than 100 new options, the payment will be made to you in cash rather than a new stock option grant. As such, column A lower (green) row in the enclosed Summary shows each of your grants as either “Exchange for Cash” or “Exchange for New Grant,” depending on whether or not the eligible grant meets the minimum 100 option threshold.
Notice that you have {NUMSHRS} grants labeled “Exchange for New Grant” and {NUMCASH} grants labeled “Exchange for Cash.” If you decide to exchange your grants and its results in a new stock option grant, you will receive your new stock option confirming memo shortly after the close of the exchange period. If you decide to exchange your grants and if that results in a cash payment, you will receive the cash payment through your local payroll after the expiration of the Stock Option Exchange Program. The cash payment is subject to your home country taxes.

Exchanged Break-Even Market Price
The “Exchanged Break-Even Market Price” (Break-Even Price) represents the stock price at the time of exercise where your original grants and new grants have the same gain. This price is impacted by the closing stock price on September 28, 2009 — the date we expect the grant price for the new options will be established and the new options will be granted. The “Exchanged Break-Even Market Price” currently shown (column H) is the Break-Even Price based on an assumed grant price of $28.24. The actual “Exchanged Break-Even Market Price” will be determined by the final grant price which we expect to set on September 28th. To help you determine if you should exchange your original grants, use the Model/Decision tool on ADI’s Stock Option Exchange Program website as described below.
Model/Decision Tool
If you would like to review what the potential gain could be on your original grants versus the new grants at various new grant and assumed future stock prices, please follow the log-in instructions below to access ADI’s Stock Option Exchange Program website. There you will find a Model/Decision Tool that allows you to enter your own assumed September 28th grant price (column 3 in the Model/Decision Tool) and an assumed future stock price (column 9 in the Model/Decision Tool). Column 3 has been pre-populated with an assumed grant price of $28.24. Column 9 is intentionally left blank. Entering your own future stock price estimates into column 9 allows you to compare the potential gain on your original grants versus the new grants, based on prices above or below the Break-Even Price for that respective grant.
{NOTE: depending on the employee’s eligible holdings, they will see one or both of these two formulas}:
The Break-Even Price for new options is the assumed future stock price at exercise which makes the following formula true:
The Break-Even Price for the cash payout is the assumed future stock price at exercise which makes the following formula true:
Vesting Schedule
If you choose not to exchange a grant, it will keep its original vesting schedule. In the top (yellow) row of column G you can see how many options are currently vested and how many are currently unvested for each of your original grants. All new grants are subject to a new vesting schedule, detailed in the lower (green) row of column G. Please ensure you take this important detail into account, since if you decide to exchange a grant, any options that you have that are currently vested in that original grant will be exchanged for unvested options, subject to the new vesting terms. If you leave ADI before they vest, you will forfeit them.
What do I do next?
1.	Go to ADI’s Stock Option Exchange Program Website at: www.corp-action.net/analogdevices

•	Enter the secure Personal Identification Number (PIN) that has been assigned to you separately in this package.

•	Once you have logged onto the website, you will reach a page with links to the following reference materials:
•	Jerry Fishman’s Letter to Employees

•	Stock Option Exchange Program “Questions and Answers”

•	Detailed “Offer to Exchange” document filed with the Securities and Exchange Commission (SEC)

•	2006 Stock Incentive Plan document

•	Sample Stock Option Confirming Memorandum

•	Country specific tax supplement

•	Terms and Conditions

•	Stock Option Exchange website Training Video for Employees
•	Please review these documents carefully as they answer many of the questions you may have about the program.
2.	When you are ready, click “Continue” to proceed to the “Election Form,” which like the enclosed Summary, lists each of your eligible stock option grants and their exchange details.

3.	If you wish, you can use the optional “Model/Decision Tool” to perform additional analysis based on your own assumed future stock prices. It is designed to provide information to help you make your decisions; you are not required to use this tool.

4.	Once you have decided what your selections will be, you can make your selection for each grant on the “Election Form.” For those stock option grants you wish to exchange, click on the “Exchange for New Grant” button. For those stock option grants exchangeable for cash that you wish to exchange, click on the “Exchange for Cash” button. If you do not wish to exchange a stock option grant, you must click the “Keep Original Grant” button next to the grant listed on the “Election Form.” Once you have completed all of your selections, click the “Submit” button to finish your transaction.

5.	Print your election confirmation page before ending your session. However, if necessary, you can go back to the website and print the confirmation page at a later time. This will be your only written confirmation of your transactions.
What if I do not have access to a personal computer?
Computer kiosks have been set up at ADI facilities in Wilmington, Limerick, Cavite, and Manila. To exchange your options using an on-site computer kiosk, please bring these exchange offer documents, including your log-in information, to one of the local kiosks. In addition, if you would like assistance in completing your electronic submission, a designated ADI employee should be available near the kiosks to help you. We intend to keep the computer kiosks open with a designated ADI employee available to assist you until the expiration of the Stock Option Exchange Program, but we cannot guarantee whether a kiosk or an ADI designated employee will be available at a specific time. If you are in an ADI location where many employees do not have a personal computer, you may be required to schedule a time for your kiosk session in advance. Your local HR Department will advise you, if this is necessary.
When is the deadline for making my selections?

You must make your selections electronically through ADI’s Stock Option Exchange Program website, hosted by BNYMellon, before the expiration time of 12:00 midnight, New York City time, September 25, 2009. You can change your selection at any time before the expiration date by logging back into the website and submitting your new selections. Please note that regardless of where you live or your ADI office location, the expiration deadline is based on New York City time (Eastern Daylight Time in the United States.)
Your election to participate in the program is not complete until BNYMellon receives your election form online through the Stock Option Exchange Program website. Submissions by any other means, including notice directly to ADI or BNYMellon, will NOT be accepted. If you miss the deadline, you will not be permitted to participate in the program. You are responsible for making sure that the election form is electronically received by BNYMellon by the deadline. Once you successfully complete your election, the election confirmation page on the Stock Option Exchange Program website will display the date and time your election was received by BNY Mellon.
What do I do if I have questions?
If you have difficulty accessing the Stock Option Exchange Program website, difficulties with your PIN, questions about the program, or would like assistance (including questions about your PIN, requests for additional or paper copies of the “Offer to Exchange” document filed with the Securities and Exchange Commission (SEC), or other documents relating to the program), please contact the BNYMellon Shareowner Services Customer Service Center, available Monday through Friday from 8:00 a.m. to 2:00 a.m. New York City time:
•	6585-4140 Direct Dial (toll-free) from all ADI Locations

•	+781-461-4140 If calling from outside an ADI facility (Note: This a not a toll-free number)
Additional information, including a set of Question &Answers and ADI’s public filings for the program, may be found on the Stock Option Exchange Program page on Signals: http://signals.corpnt.analog.com/stockoptionexchangeprogram. This page also has a link to submit a question to the Stock Option Exchange Program email box: StockOptionExchangeInfo@Analog.com. Employees without email access may call 6585-3500 from all ADI locations to have their questions submitted to this email box. Each Friday, this Signals page will be updated with answers to the latest employee questions about the program.
We reserve the right to amend, postpone, or cancel the Stock Option Exchange Program once it has commenced if the market price of our common stock materially changes such that the Exchange Offer would no longer have the intended compensatory purpose.

Summary of Eligible Outstanding Stock Options and Exchange Details

Employee Name Employee Address Line 1 Employee Address Line 2 Employee Address Line 3	Emp ID: 99999

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H

Keep Original Grant #1	Original Options Grant Date O6-Dec 2005	Original Expiration Date 06-Dec 2015	Original Options Grant Price $39.44		Original Options Currently Outstanding 128	Original Options Vesting Detail: All Options Currently Vested	Exchange Break-Even Market Price $42.36
— OR — Exchange For Cash				Exchange Ratio 1.75 to 1	Amount of Cash If Exchanged $412	This exchange will result in a cash payment to you, since it would have provided fewer than the minimum required 100 options. (There is no vesting for cash.)	(Based on a new grant price of $25.00)

Keep Original Grant #2	Original Options Grant Date 04-Jan 2007	Original Expiration Date 04-Jan 2017	Original Options Grant Price $33.41		Original Options Currently Outstanding 159	Original Options Vesting Detail: 63 Options Currently Vested 96 Options Unvested	Exchange Break-Even Market Price $66.79
— OR — Exchange For New Grant	New Grant Date 28-Sep 2009	New Expiration Date 28-Sep 2016	New Grant Price Closing NYSE Market Price on 28-Sep-09	Exchange Ratio 1.25 to 1	Number of New Options If Exchanged 127	New Options Vesting Detail: 33 1/3% of New Options Vest on 28-Sep 2010, 2011 and 2012	(Based on a new grant price of $25.00)